October 28, 2009

BY EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010

Attention:	H. Roger Schwall
John P. Lucas

Re:	Energy XXI Onshore, LLC (Form T-3; File No.:022-28911)

Gentlemen:

Pursuant to Section 307(a) of the Trust Indenture Act of 1939, request is herby made by Energy XXI Onshore, LLC. (the “Company”) to withdraw the Application for Qualification of Indenture on Form T-3 (No. 022-28911) (the “Application”) originally filed by the Company on October 5, 2009, relating to the qualification of the indenture governing the Company’s proposed exchange offer and issuance of 16% Second Lien Junior Secured Notes due 2014. The Application has not been declared effective, and no securities have been issued under the indenture.  The Company is making this request for withdrawal in order to pursue a private placement transaction under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) in lieu of the proposed exchange offer under Section 3(a)(9) of the Securities Act.

Accordingly, the Company respectfully requests the Commission to (1) grant the request of the Company to have the Application withdraw pursuant to Section 307 of the Trust Indenture Act of 1939 and (2) issue an appropriate order to be included in the file for the Application to the effect that the Application ahs been “Withdrawn upon the request of the Applicant, the Commission consenting thereto.”

Sincerely,

ENERGY XXI ONSHORE, LLC.

By:	/s/ Rick Fox
Name: Rick Fox
Title: Chief Financial Officer